SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.   )

CTI Molecular Imaging, Inc.

(Name of Subject Company)

CTI Molecular Imaging, Inc.

(Name of Person(s) Filing Statement)

Common Stock, $0.01 par value

(Title of Class of Securities)

22943D105

(CUSIP Number of Class of Securities)

Jack H. McCall
General Counsel
CIT Molecular Imaging, Inc.
810 Innovation Drive
Knoxville, TN 37932-2571
(865) 218-2000

(Name, Address, and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

with copies to:

J. Vaughan Curtis
Nils H. Okeson
Alston & Bird LLP
1201 West Peachtree Street
Atlanta, Georgia 30309-3424
(404) 881-7000

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

[SIEMENS LOGO]	[CTI LOGO]

FOR IMMEDIATE RELEASE
CONTACT:	LuJean Smith	David Gill
	Siemens Medical Solutions	CTI Molecular Imaging, Inc.
	(425) 432-9601	(865) 218-2743
	lujean.smith@siemens.com	david.gill@ctimi.com

SIEMENS TO ACQUIRE CTI MOLECULAR IMAGING, INC.

     Acquisition Expands Molecular Imaging Competencies of Siemens Medical Solutions

HOFFMAN ESTATES, Ill., and KNOXVILLE, Tenn., March 18, 2005 —

Siemens and CTI Molecular Imaging, Inc. (Nasdaq: CTMI) announced today that they have entered into a merger agreement under which Siemens will acquire CTI. The acquisition will include all the businesses of CTI Molecular Imaging, Inc., including CTI PET Systems, PETNET Solutions, CTI Mirada Solutions, CTI Molecular Technologies and CTI Concorde Microsystems.

     Under the terms of the agreement, Siemens Medical Solutions USA, Inc., will commence a cash tender offer within ten business days to acquire all of the outstanding shares of CTI stock at a price of $20.50 per share. Following the completion of the tender offer, any remaining shares of CTI stock will be acquired in a merger at the same price per share. The board of directors of each company has approved the agreement. The transaction is subject to customary regulatory approvals and other customary closing conditions, and is expected to close in the second quarter of 2005. The transaction has a value of approximately $1 billion.

     With this acquisition, Siemens Medical Solutions continues and strengthens its commitment to molecular imaging development, technological innovation and the creation of dynamic new technologies that will revolutionize the diagnosis and treatment of disease.

     “This step is a natural progression in our long-time association with CTI, and reflects Siemens’ overall strategy to transform the delivery of healthcare by developing trendsetting innovations that improve patient care while reducing costs,” said Erich Reinhardt, Ph.D., president and CEO, Siemens Medical Solutions.

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Siemens to Acquire CTI Molecular Imaging, Inc., page 2

     CTI Molecular Imaging was established in 1983, focusing on positron emission tomography (PET) and molecular imaging and later extended its business into research, development and the distribution of PET tracers and probes. CTI PET Systems (CPS) was formed in 1987 as a joint venture between CTI and Siemens to combine CTI’s expertise in PET technology with Siemens’ global distribution network.

     Michael Reitermann, president of Siemens Medical Solutions Nuclear Medicine Division, commented, “Molecular medicine will result in more individualized and more effective diagnosis and therapy. CTI Molecular Imaging has been actively engaged in next-generation molecular diagnostics research and the development of new imaging technologies and biomarkers. This acquisition will enable Siemens to strengthen and broaden our capabilities in molecular imaging, and define new standards within the industry.”

     “This acquisition represents the combination of two companies that are innovation leaders. It will benefit PET imaging’s continued advancement as well as enhance the future of molecular imaging,” added Ronald Nutt, Ph.D., president and CEO of CTI Molecular Imaging.

     Siemens Medical Solutions of Siemens AG (NYSE: SI) with headquarters in Malvern, Pennsylvania and Erlangen, Germany, is one of the largest suppliers to the healthcare industry in the world. The company is known for bringing together innovative medical technologies, healthcare information systems, management consulting, and support services, to help customers achieve tangible, sustainable, clinical and financial outcomes. Employing approximately 31,000 people worldwide and operating in more than 120 countries, Siemens Medical Solutions reported sales of 7.07 billion EUR, orders of 8.12 billion EUR and group profit of 1.05 billion EUR for fiscal 2004. More information can be obtained at http://www.usa.siemens.com/medical-pressroom.

     CTI Molecular Imaging, Inc. is a leading supplier of products and services for positron emission tomography (PET), a diagnostic imaging technology for detection and treatment of cancer, neurological disorders and cardiac disease. In fiscal year 2004 (September 30), CTI reported sales of $402 million and income from operations of $58 million. Additional information is available at http://www.ctimi.com.

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Siemens to Acquire CTI Molecular Imaging, Inc., page 3

About PET and PET/CT:

     PET images the biology of diseases at the molecular level, often before anatomic changes are visible or, in some cases, before symptoms appear. Diseases are biological processes and it is these processes that PET examines. PET/CT is an imaging technology that combines the biological examination of patients by PET with the CT images of the body’s structural detail. PET/CT technology improves the diagnostic accuracy and treatment management of patients by providing surgeons, radiation oncologists and other physicians with precise anatomical landmarks associated with the disease condition as determined by PET.

     PET’s whole-body imaging capability helps physicians improve their ability to detect and determine the location, extent and stage of cancer, neurological disorders and cardiac disease. By improving diagnosis, PET scans aid physicians in selecting better courses of treatment, as well as assessing whether treatment is effective or should be changed. Recent published clinical trials have shown that in a wide array of cancers, the use of PET has caused the treatment to be changed for 15 to 50% of patients, depending on the specific clinical question. In addition, PET and PET/CT provide both the patient and their physician with a degree of certainty that is often unavailable through other imaging methods.

     This announcement does not constitute an offer to purchase nor a solicitation of an offer to sell any securities. The tender offer for the outstanding shares of CTI common stock described in this announcement has not commenced. Any offers to purchase or solicitation of offers to sell will be made only pursuant to a tender offer statement and a solicitation and recommendation statement filed with the Securities and Exchange Commission. The tender offer statement (including an offer to purchase, a letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information and should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to all stockholders of CTI at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s web site (http://www.sec.gov).

     This document contains forward-looking statements about Siemens and CTI Molecular Imaging, Inc. All forward-looking statements (including statements regarding future financial and operating results) involve risks, uncertainties and contingencies, many of which are beyond the ability of Siemens or CTI to control, which may cause

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Siemens to Acquire CTI Molecular Imaging, Inc., page 4

actual results, performance, or achievements to differ materially from anticipated results, performance, or achievements. All statements contained in this document that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words “anticipate,” “believe,” “expect,” “estimate,” “plan,” and similar expressions are generally intended to identify forward-looking statements. Economic, business, funding market, competitive and/or regulatory factors, among others, affecting Siemens’ and CTI’s businesses are examples of factors that could cause actual results to differ materially from those described in the forward-looking statements. More detailed information about these factors with respect to Siemens are described in its filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F for its fiscal year ended September 30, 2004 filed with the Securities and Exchange Commission on November 29, 2004. Further information regarding risks, uncertainties and other factors that could adversely affect CTI or cause actual results to differ materially from those anticipated in forward-looking statements are included in CTI’s Annual Report on Form 10-K for the fiscal year ended September 30, 2004 and its Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2004.

     Siemens and CTI are under no obligation to (and each expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

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